SUPPLEMENT DATED DECEMBER 1, 2023
To the following variable annuity prospectuses:

Allianz Index Advantage+ NFSM
Allianz Index Advantage+SM
Dated October 23, 2023

ISSUED BY
Allianz Life Insurance Company of North America and Allianz Life Variable Account B
This supplement updates certain information contained in the prospectus and should be attached to the prospectus and retained for future reference.

The following applies to Contracts issued in New Jersey.

Effective December 11, 2023, the above-listed products are available for issue in the state of New Jersey. As a result, Appendix D - Material Contract Variations by State is revised to indicate that the Index Dual Precision Strategy, Index Performance Strategy 1-year Term with 20% Buffer or 30% Buffer, and Index Performance Strategy 6-year Term with 20% Buffer are available for allocation with Contracts issued in New Jersey.

Further, the following variations are added to Appendix D:

New Jersey	Joint Owner See Section 2	We allow civil union partners to be Joint Owners.
	Determining Life (Lives) See section 2	We allow civil union partners to be joint Determining Lives.
Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2
We cannot restrict assignments or changes of ownership
•We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(ies) will only receive the Contract Value.

Purchase Requirements See section 3
The maximum total Purchase Payments that we can accept is $10 million. We must decline a Purchase Payment if it would cause total Purchase Payments to be more than $10 million, or if it would otherwise violate the Purchase Payment restrictions of your Contract (For example, we do not allow additional Purchase Payments on or after the Annuity Date).

PRO-007-0523
(INFP-003, IXAP-003)